Exhibit 1A-2C

NV REIT LLC

THIRD AMENDED AND RESTATED AUTHORIZING RESOLUTION

Class A Investor Shares

The undersigned, being the Manager of NV REIT LLC, a Delaware limited liability company (the “Company”), hereby adopts the following as an “Authorizing Resolution” pursuant to section 3.2 of the Limited Liability Company Agreement dated September 9, 2022 (the “LLC Agreement”):

1. Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. Authorization of Class. The Company shall have the authority to issue up to Seven Hundred Fifty Thousand (750,000) Investor Shares designated as “Class A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. Distributions.

3.1. Definitions. The following definitions shall apply for purposes of this section 3:

3.1.1. “Capital Contribution” means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the amount paid for such Class A Investor Shares; and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the amount paid by the person who originally purchased such Class A Investor Shares from the Company.

3.1.2. “Capital Transaction” means any sale, refinancing, or other transaction involving one or more Properties that is customarily considered as capital.

3.1.3. “Holder” means an Investor Member who owns Class A Investor Shares.

3.1.4. “Investor Preferred Return” means a cumulative, non-compounded return of six percent (6%) per year on the Unreturned Investment of a Holder.

3.1.5. “Net Capital Proceeds” means the proceeds from any Capital Transaction minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds, and after establishing such reserves against future needs as the Manager shall determine.

3.1.6. “Operating Cash Flow” means the cash flow from the operations of the Company taking into account all revenue and all expense (including but not limited to debt service and the fees and charges payable to the Manager and its affiliates), and after establishing such reserves against future needs as the Manager shall determine.

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3.1.7. “Property” means a property owned by the Company, directly or through another entity.

3.1.8. “Unreturned Investment” means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.2; and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.2 by any previous owner of such Class A Investor Shares.

3.2. Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar month, or at such other intervals as the Manager shall determine, the Company shall distribute its Operating Cash Flow as follows:

3.2.1. First, any Operating Cash Flow shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years.

3.2.2. Second, any remaining Operating Cash Flow shall be distributed:

(a) Eighty percent (80%) to the Holders; and

(b) Twenty (20%) to the holders of the Common Shares.

3.3. Distributions of Net Capital Proceeds. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Net Capital Proceeds as follows:

3.3.1. First, such Net Capital Proceeds shall be distributed to the Holders until each Holder has received his, her, or its Investor Preferred Return for the current year and all prior years.

3.3.2. Second, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received a full return of his, her, or its Unreturned Investment.

3.3.3. Third, any remaining Net Capital Proceeds shall be distributed:

(a)	Eighty percent (80%) to the Holders; and

(b)	Twenty (20%) to the holders of the Common Shares.

3.4. Distributions Among Holders. Unless otherwise indicated, any distributions to be made to the Holders as a group, or to the holders of Common Shares as a group, shall be made pro rata based on the number of Shares owned. However, the Manager, in its sole discretion, may adjust the amount distributed to each Holder if the Class A Investor Shares owned by such Holder were not outstanding during the entire period to which the distribution relates.

3.5. Reinvestments. Notwithstanding section 3.1.5 and section 3.1.6, neither Operating Cash Flow nor Net Capital Proceeds shall include any amounts the Manager elects to reinvest in new or existing Properties.

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3.6. Like-Kind Exchanges. A transaction described in section 1031 shall not be treated as a Capital Transaction. Following such a transaction, the replacement property shall be treated as the Property for which it was exchanged.

3.7. Calculations. All calculations required by this section 3 shall be made by an accounting firm selected by the Manager, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4. Price. Initially, the Class A Investor Shares shall be offered to the public for One Hundred Dollars ($100.00) for each Class A Investor Share. The price may be increased or decreased by the Manager based on changes in the Net Asset Value.

5. Manner of Offering. Initially, the Class A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Class A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager.

6. Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Class A Investor Shares so as to affect adversely the Class A Investor Shares vis-à-vis the Common Shares without the consent of the holders of a majority of the then-outstanding Class A Investor Shares.

7. Right to Request Purchase of Shares.

7.1. In General. An Investor who has owned his, her, or its Class A Investor Shares for at least one (1) year may, by giving notice to the Company, request that the Company purchase, or arrange for the purchase of, all or any number of the Class A Investor Shares owned by such Investor. If such notice does not otherwise provide, it shall be deemed to be a request for the sale of all, but not less than all, of the Class A Investor Shares owned by such Investor. To request that the Company purchase or arrange for the purchase shares, Investors must submit a written request to the Company in the redemption window. The redemption window will open the first day of each calendar quarter and will close the third Friday of that given month. The Investor must specify in their request to the Company the number of shares the Investor desires to sell. After the redemption window, the Company will use commercially reasonable efforts to arrange for such purchase (or notify the Investor that the Company cannot accommodate the request) by the last day of such quarter.

7.2. Limitations. In seeking to accommodate a request made pursuant to section 7.1, the Company shall not be required to (i) purchase the Shares for its own account, (ii) borrow money or dispose of assets to fund such purchase, (iii) purchase or arrange for the purchase of more than two percent (2%) of the Class A Investor Shares then issued and outstanding during any calendar year, or (iv) take any other action that would, in the sole discretion of the Company, be adverse to the interests of the Company or its other Members.

7.3. Legal Limitation. The Company shall not be obligated to seek to arrange for the purchase of Shares that the Company would not legally be permitted to redeem under Delaware law.

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7.4. Priority. The Company shall consider requests made pursuant to section 7.1 in the order in which such requests are received.

7.5. Failure to Purchase. If the Company is unable to purchase or arrange for the purchase of Class A Investor Shares as provided in this section by the dates specified in section 7.1, the Investor may either rescind his, her, or its request or maintain the request for the following redemption window.

7.6. Price. Unless otherwise agreed in writing between the selling Investor and the buyer, the price of Class A Investor Shares purchased and sold pursuant to this section 7 shall be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, less the following discount:

If the Investor Has owned His, Her, or Its Class A Investor Shares For:	The Discount Shall Be:
No redemptions can be made the first year.	_
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%

7.7. Transaction Fee. Each purchase of Class A Investor Shares shall be subject to a transaction fee of One Hundred Ninety-Five Dollars ($195.00). This fee may be waived in the event of a death or disability of the investor.

7.8. Development of Redemption Plan. The Company may, but shall not be required to, develop a written plan for the redemption of Shares containing such rules, requirements, and restrictions as the Company may determine in its sole discretion.

8. Other Classes. The Company may issue one or more series of Investor Shares with rights superior to those of the Class A Investor Shares provided that shares of such series may not be owned by any Affiliated Person. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Class A Investor Shares. For these purposes, the term “Affiliated Person” means the Manager, Jamison Manwaring, John Kobierowski, and any person who would be treated as related to any of such persons under section 267(b) or section 707(b) of the Internal Revenue Code of 1986.

9. Preemptive Rights. Holders of the Class A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

10. Voting Rights. The Class A Investor Shares shall have no voting rights.

DATED: October 10, 2024

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NEIGHBORHOOD VENTURES, INC.

By
Jamison Manwaring, Manager

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